

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 10, 2010

Via U.S. Mail and Facsimile (202-828-0860)

H. Lawrence Culp, Jr.
President, Chief Executive Officer and Director
Danaher Corporation
2099 Pennsylvania Avenue, NW, 12th Floor
Washington, DC 20006

> **Re: Danaher Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 1-8089**
> **Response Letter Filed February 24, 2010**

Dear Mr. Culp:

   We refer you to our comment letters dated December 2, 2009 and January 25, 2010 regarding business contacts with Iran, Sudan, Syria and Cuba. We have completed our review of this subject matter and have no further comments at this time.

                                        Sincerely,

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Peggy Fisher
       Assistant Director
       Division of Corporation Finance